Mail Stop 3561

August 29, 2005

Irene Braham, President
Homassist Corporation
107-1520 McCallum Road, Suite #29
Abbotsford, British Columbia, Canada V2S 8B2

        RE:  Homassist Corporation ("the company")
                Amendment No. 1 to Registration Statement on
                Form SB-2
                Filed July 22, 2005
                File No.  333-124405

Dear Ms. Braham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It does not appear that a "red-lined" version of the amendment was filed on EDGAR, even though it is labeled as such. For the next amendment to be filed, please ensure that a "red-lined" or marked copy of the amendment is filed as required by Regulation S-T.

Prospectus Cover Page
2. Please highlight the cross-reference to the risk factors section, as required by Item 501(a)(5) of Regulation S-B.




Irene Braham
Homassist Corporation
August 29, 2005
Page 2

Prospectus Summary

The Company
3. We reissue prior comment 2 from the letter dated May 26, 2005. We again refer you to the statement that "we do not expect to have revenues until at least three months after this registration statement becomes effective." Your supplemental response indicates this statement was removed. The statement is still on the first page. Please revise.

Risk Factors, page 5
4. We note your response to prior comment 5 from your letter dated July 20, 2005. We are unable to locate such disclosure in the risk factors section. Please add the risk factor discussing the control by management and the resultant risk. In addition, please expand to state that management presently owns 100% of the outstanding shares.
Also, clarify that there is no guarantee that you will sell all of the shares in this offering and that management will still retain control of the company, even if the maximum is raised in this offering.
5. We note the disclosure in risk factor 7 that it is possible that if you fail to sell the entire offering that you may never commence operations. Please disclose in the business section and the plan of operations section your plans regarding your business if you are able to only raise minimal funds in this offering or through other sources of funding.

Plan of Distribution, page 10
6. Please provide the disclosure required in prior comment 10 for Ms.
Legere.
7. Reconcile the termination date in this section with the disclosure on the prospectus cover page.

Directors, Executive Officers, Promoters and Control Persons, page
11
8. Disclose the amount of time Ms. Legere currently devotes to your business.





Irene Braham
Homassist Corporation
August 29, 2005
Page 3


Description of Business, page 14
9. Please disclose in greater detail the types of services to be provided. We note references in the plan of operations to community seminars, teaching in a classroom setting, and private tutorials.
Please disclose how these programs will differ.

Competition and Competitive Strategy, page 16
10. Please provide the basis for your belief that there are no established businesses in Vancouver or Edmonton offering to teach the non-professional caregiver and that the option you are presenting
"is
in fact unique" or remove.

Governmental Controls and Approvals, page 17
11. Please disclose in this section your supplemental response to prior comment 30 from the letter dated May 26, 2005. Also, please explain how you were able to arrive at the estimates for operations for the next twelve months when you are unable to determine these costs? Please clarify the process to obtain the necessary governmental approval, and the time frame for commencing and completing the process. We may have further comment.
12. Please clarify whether there are any licensing or certification requirements for the individuals providing training.

Plan of Operations, page 18
13. The boxes on page 19 are blank.  Please revise or advise.
14. We note the estimated expenses of $8 to $10,000 for the brochures. Please estimate the cost of additional promotional expenses and the time frame for commencing and completing the additional promotional expenses.
15. We note the references on page 15 to community television programs. Please disclose the time frame for this phase of your business plan, the estimated expenses and the source of funding.
16. Disclose the cost of the graphic designer to develop a logo design.
17. Disclose when you plan to commence conducting one-on-one training, seminars and classes.


Irene Braham
Homassist Corporation
August 29, 2005
Page 4


Expenditures, page 20

18. We note the statement that "[I]f we are only able to raise nominal funding, we will pay legal and accounting fees." Considering that those fees are stated to be $4,000, please explain how those fees will be paid, and what you mean by "nominal" funding.
19. Revise the final paragraph of this section to make clear that you are referring to the "maximum" amount of funding, and that there is no assurance that this amount will be raised or that you will generate any revenues within the first year.
20. We again note that this offering has no minimum. Please disclose your plan of operations if you are unable to raise funds in this offering. Disclose how your plan to develop your business if you are unable to raise sufficient capital through this or a subsequent offering. We may have further comment.
21. Please disclose your current cash balance as of the most recent practicable date and disclose how long you can currently satisfy your cash requirements.

Certain Relationships and Related Transactions, page 21
22. Please explain the statement that there are no promoters being used in relation to this offering.


Part II.

Recent Sales of Unregistered Securities, page 25
23. Briefly state the facts relied upon in your reliance upon Rule 504 of Regulation D.

Exhibits, page 25

24. Revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.





Irene Braham
Homassist Corporation
August 29, 2005
Page 5


Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


 Please contact Donald Wiland at (202) 551- 3392 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.




Sincerely,





John Reynolds

Assistant Director




CC:   W. Scott Lawler, Esq.
          (403) 272-3620 via fax